Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Kite Realty Group Trust for the registration of 2,000,000 common shares of beneficial interest related to a dividend reinvestment and share purchase plan and to the incorporation by reference therein of our reports dated March 15, 2006, with respect to the financial statements and schedule of Kite Realty Group Trust and its predecessor, Kite Property Group, Kite Realty Group Trust management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Kite Realty Group Trust, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana
September 22, 2006